Dale A. Thatcher
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890
Tel: (973) 948-1774
Fax: (973) 948-0282
E-mail: dale.thatcher@selective.com

March 29, 2013

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

RE:    Selective Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 001-33067

Dear Mr. Rosenberg:

Thank you for your letter of Tuesday, March 19, 2013. Our response follows your comment, which is set forth in bold type.

Report of Independent Registered Public Accounting Firm, page 87
Report of Independent Registered Public Accounting Firm, page 142

1.	Please confirm to us that in future periodic reports your independent auditor will include the city and state where its audit report is issued. Refer to Rule 2-02(a)(3) of Regulation S-X.

SELECTIVE RESPONSE:

In response to your comment, we will ensure that future periodic reports include the city and state from which our independent auditor’s report is issued.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please call me at (973) 948-1774.

Very truly yours,

/s/ Dale A. Thatcher
Dale A. Thatcher
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.